United States
Securities and Exchange Commission
Washington, D.C. 20549

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FORM 17-H
RISK ASSESSMENT REPORT FOR BROKERS AND DEALERS

PART I
Risk Assessment Reporting Requirements for Brokers and Dealers

NAME OF REPORTING BROKER-DEALER: Deloitte Corporate Finance LLC [14]

SEC FILE NO. ______ [12]

CRD NO. 111747 [16]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 111 S. Wacker Drive, Chicago, IL 60606-4301 [18]

FIRM I.D. NO. ______ [20]

FOR PERIOD BEGINNING (MM/DD/YY): 06/01/2022 [22]

AND ENDING (MM/DD/YY): 05/31/2023 [24]

FILING TYPE: (Check Appropriate Boxes)

QUARTERLY	ANNUAL	AMENDED
[ ] [26]	[X] [28]	[ ] [30]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Patrick J. Ryan 704-333-0528 [32]

NAME(S) OF MATERIAL ASSOCIATED PERSONS CONTAINED IN THIS REPORT:

______ [34] ______ [36]
______ [38] ______ [40]
______ [42]

NAME OF ASSOCIATED BROKER-DEALER(S) NOT FILING (If applicable)

______ [44] ______ [46]
______ [48] ______ [50]
______ [52]

ATTENTION

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. § 1001 and 15 U.S.C. § 78ff(a).

Intentional misstatements or omissions of facts may also result in civil fines and other sanctions pursuant to Section 20 of the Securities Exchange Act of 1934.

The person signing this report represents hereby that all information contained in this Form is true, correct and complete. It is understood that all information in this Form is considered an integral part of this Form and that the submission of any amendment represents that all unamended information remains true, correct and complete as previously filed.

Pursuant to the Securities Exchange Act of 1934, the undersigned has caused this report to be signed on its behalf in the City of Charlotte and State of North Carolina on the 20 day of July, 2023.

Deloitte Corporate Finance LLC
(Name of Broker-Dealer)

[signature]
(Signature and Title of Person Duly Authorized to Submit This Report)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2332 (1-10)

ITEM 1 ORGANIZATIONAL CHART REFLECTING ASSOCIATED PERSONS AND THE BROKER-DEALER:



Deloitte LLP
and its Subsidiaries
Organizational Structure
As of September 2015
AERS Partners/ Principals
Tax Partners/ Principals
FAS Partners/ Principals
Consulting Principals
Non-Client Service Partners/ Principals
Deloitte LLP1 13-5133500
100%
30%
30%
30%
30%
100%
70%
100%
70%
70%
70%
Deloitte & Touche USA Overseas Services LLC (DTOU) 27-0093792
Deloitte & Touche LLP (ATR) 13-3891517
DCLI LLC 01-0908382
Deloitte Tax LLP (TAX) 86-1065772
Deloitte Financial Advisory Services LLP (FAS) 03-0520745
Deloitte Consulting LLP (DC) 06-1454513
100%
Deloitte Corporate Finance Holdings LLC 52-2287857
100%
Deloitte Corporate Finance LLC (DTCF) 52-2287859
100%
100%
100%
99%
D&T Services GP LLC 13-4147116
DSLP Preferred Holdings, Inc. 90-0149487
Deloitte Development LLC (DDEV) 80-0099854
Deloitte Investments LLC (DVEN)2 37-1564552
3.744%
96.256%
LP
Deloitte Services LP (SVCS)3 13-4147118
Voting Interest
Non Voting Interest
Deloitte Americas LLC4 27-0374331
Voting Interest
DACF Limited (UK Company Limited by Guarantee)5 80-0425674

CONFIDENTIAL AND PROPRIETARY FINANCIAL INFORMATION- EXEMPT FROM DISCLOSURE UNDER THE FREEDOM OF INFORMATION ACT. FURTHER DISCLOSURE IS PROHIBITED BY THE TRADE SECRET ACT, 18 USC 1905.

Footnotes:
[1]Deloitte LLP is the U.S. member firm of Deloitte Touche Tohmatsu.
[2]Deloitte Services LP owns 1% of this entity.
[3]D&T Services GP owns 96.256% of this entity; the remaining 3.744% is owned by Deloitte & Touche Security Services LLC, and DSLP Preferred Holdings, Inc. receives a guaranteed payment for use of capital.
[4]Other Member Firms with Membership Interests are LATCO, Caribbean-Bermuda, Deloitte Canada, Deloitte Brazil, Deloitte Mexico, Deloitte Chile
[5]Other Member Firms having a non-voting Membership Interests are LATCO, Caribbean-Bermuda, Deloitte Canada, Deloitte Brazil, Deloitte Mexico, Deloitte Chile

ITEM 2 RISK MANAGEMENT AND OTHER POLICIES:

Credit Risk

The Project Controller maintains a schedule of all outstanding receivables related to Investment Banking Financial Advisory Revenue. This schedule is reviewed on a monthly basis and discussed with the appropriate banker on the deal team if any receivables have been outstanding for more than 60 days. It is each banker's responsibility to contact the client and inquire if the collectability is still deemed to be reasonably assured and as to when the payment will be received.

We record a reserve on specific invoices under the following schedule:

Invoice age	Reserve %
180 days	25%
365 days	100%

Upon the determination an amount is uncollectible, a bad debt provision will be recorded and the receivable will be written off as bad debt. The Company rarely has issues with customer collectability. As such each receivable is analyzed on an individual basis for collectability.

Market Risk

Deloitte Corporate Finance is not exposed to market risk because it does not have security positions. We are well capitalized and do not rely on external funding.

ITEM 3 LEGAL PROCEEDINGS:
None

ITEM 4 FINANCIAL STATEMENTS:

Allocation of Costs and Expenses to Deloitte Corporate Finance LLC

The following summarizes the nature and method for the allocation of costs and expenses incurred to support the operations of Deloitte Corporate Finances LLC ("DCF"). These costs and expenses are principally borne by Deloitte Financial Advisory Services LLP ("Deloitte FAS") as well as Deloitte Services LP and other Deloitte entities. The following disclosure was included in the DCF 2015 financial statement notes:

> "The Company [DCF] and Deloitte FAS, a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including, but not limited to, expenses such as all company personnel including out of pocket client project costs, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes."

The relevant costs and expenses attributed to DCF's operations are principally allocated based on the specific identification of the expense item (e.g. client service salaries), or in proportion to employee headcount, revenue, or square footage (for occupancy costs). The allocated costs and expenses are billed to DCF on a monthly basis.

Management believes these allocation methods represent a reasonable basis on which to attribute the costs and expenses incurred on behalf of or in support of DCF's operations with the benefit received by DCF.